NANO DIMENSION LTD.

2 Ilan Ramon

Ness Ziona

7403635 Israel

March 1, 2016

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Nano Dimension Ltd. (CIK: 0001643303)
Registration Statement on Form 20-F
Submitted October 20, 2015
File No.: 001-37600

Nano Dimension Ltd./ADR (CIK: 0001667652)
Registration Statement on Form F-6
Submitted February 22, 2016
File No.: 333-204797

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nano Dimension Ltd. (the “Company”) hereby respectfully requests acceleration of the effective date of the Company’s registration statement on Form 20-F, initially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on October 20, 2015 (the “20-F Registration Statement”), so that it may become effective at 4:00 p.m., Eastern Time, on March 4, 2016, or as soon thereafter as practicable. In addition, the Company also respectfully requests, pursuant to Rule 461 promulgated under the Securities Act, acceleration of the effective date of the Company’s registration statement on Form F-6, submitted to the Commission on February 22, 2016 (the “F-6 Registration Statement” and together with the 20-F Registration Statement, the “Registration Statements”), so that the F-6 Registration Statement may be declared effective concurrently with the 20-F Registration Statement, at 4:00 p.m., Eastern Time, on March 4, 2016, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statements, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, attention: Oded Har-Even at tel. (212) 660-5002, or Robert Condon at tel. (212) 660-3049.

Very truly yours,

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Name:	Amit Dror
Title:	Chief Executive Officer